

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 22, 2007

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period __________ to __________

Commission File Number 333-13302

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
PROFIT-SHARING AND RETIREMENT PLAN OF
KASH N' KARRY FOOD STORES, INC.
P.O. Box 1330
2110 Executive Drive
Salisbury, North Carolina 28145

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Etablissements Delhaize Frères et Cie "Le Lion" (Groupe Delhaize)
Square Marie Curie 40
1070 Brussels
Belgium

PROFIT-SHARING
AND RETIREMENT PLAN

OF

KASH N' KARRY FOOD STORES, INC.

FINANCIAL STATEMENTS

For the years ended
December 22, 2007 and December 23, 2006

and

Report of Independent Registered Public Accounting Firm

in

Accordance With
Public Company Oversight Board Standards



& COMPANY, LLC
Consultants and Certified Public Accountants

Meeting the Toughest Challenges.
Inspiring Confidence.™

PROFIT-SHARING AND RETIREMENT PLAN OF KASH N' KARRY FOOD STORES, INC.

For the years ended December 22, 2007 and December 23, 2006

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.130-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



& COMPANY, LLC
Consultants and Certified Public Accountants

Meeting the Toughest Challenges.
Inspiring Confidence.SM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Plan Administrator of the
Profit-Sharing and Retirement Plan of
Kash n' Karry Food Stores, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Profit-Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc. (the "Plan") as of December 22, 2007 and December 23, 2006, and the related statements of changes in net assets available for benefits for the years ended December 22, 2007 and December 23, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 22, 2007 and December 23, 2006, and the changes in net assets available for benefits for the years ended December 22, 2007 and December 23, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Milligan & Company LLC

Milligan & Company, LLC
Philadelphia, Pennsylvania

June 18, 2008

105 N. 22nd Street, Philadelphia, PA 19103 p: 215-496-9100 f: 215-496-0980 www.milligancpa.com
New Jersey p: 856-964-0049 Maryland p: 410-732-4626 Washington, DC p: 202-223-5550

PROFIT-SHARING AND RETIREMENT PLAN OF KASH N' KARRY FOOD STORES, INC.
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 22, 2007 and December 23, 2006

	2007	2006
Assets:		
Plan interest in Food Lion, Inc. Master Trust:		
Participant-directed investments (at fair value)	$ 59,965,489	$ 57,240,105
Participant-directed investments-Stable Value Fund (at fair value)	37,126,922	36,845,830
Participant loans	8,402,755	7,452,488
Total plan interest in Food Lion, Inc. Master Trust	105,495,166	101,538,423
Receivables:		
Employer's contributions	2,677,803	39,210
Participants' contributions	143,818	144,525
Total assets	108,316,787	101,722,158
Net assets reflecting all investments at fair value	108,316,787	101,722,158
Adjustment from fair value to contract value for interest in Food Lion Master Trust, Inc. relating to fully benefit-responsive investment contracts	(147,318)	264,751
Net assets available for benefits	$ 108,169,469	$ 101,986,909

The accompanying notes are an integral part of these financial statements.

PROFIT-SHARING AND RETIREMENT PLAN OF
KASH N' KARRY FOOD STORES, INC.
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 22, 2007 and December 23, 2006

	2007	2006
Additions:		
Additions in net assets attributed to:		
Contributions:		
Employer's	$ 4,717,920	$ 2,001,786
Participants'	3,716,681	3,592,287
Participants' rollovers	245,467	174,456
Total contributions	8,680,068	5,768,529
Plan interest in Food Lion, Inc. Master Trust investment income	8,479,656	9,619,527
Transfers from other plans	676,985	31,683
Total additions	17,836,709	15,419,739
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants	9,924,858	9,229,420
Administrative expenses	98,464	80,762
Transfers to other plans	1,630,827	172,197
Total deductions	11,654,149	9,482,379
Net increase	6,182,560	5,937,360
Net assets available for benefits:		
Beginning of year	101,986,909	96,049,549
End of year	$ 108,169,469	$ 101,986,909

The accompanying notes are an integral part of these financial statements.

PROFIT-SHARING AND RETIREMENT PLAN OF KASH N' KARRY FOOD STORES, INC.
NOTES TO FINANCIAL STATEMENTS
For the years ended December 22, 2007 and December 23, 2006

1. DESCRIPTION OF THE PLAN

The following description of the Profit-Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc. (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is sponsored by Kash n' Karry Food Stores, Inc. (the "Company"), a wholly owned subsidiary of Delhaize America, Inc. The Plan is a defined contribution plan. The Plan Administrator is the Benefit Plan Committee of Delhaize America, Inc. and was appointed by the Board of Directors of the Company to control and manage the operations and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility—All officers and employees of the Company who have completed 1,000 hours of service without a subsequent break in service are eligible to participate in the profit-sharing portion of the Plan. The Plan allows eligible employees to contribute a portion of their compensation to the Plan on a pre-tax basis as allowable under Internal Revenue Code ("IRC") Section 401(k). This provision of the Plan is referred to as the associates savings portion of the Plan. Prior to 2007, all employees of the Company become participants in the associates savings portion of the Plan when they completed 500 hours of service in a 12-month period ending on the last calendar day of the month. Beginning in 2007, to participate in the associate savings portion of the plan, a participant had to complete 1,000 hours of service and reach the age of 21.

Fiscal Year—The Plan's fiscal year coincides with the date of the Company's final payroll period of each calendar year.

Contributions—Each year, participants may contribute, on a pretax basis, up to 50 percent of their annual compensation, as defined in the Plan, to the associates savings portion of the Plan, subject to certain IRC limitations. The Company makes a safe harbor matching contribution equal to 100 percent of associate savings contribution on the first 3 percent of base compensation and 50 percent of the associate savings contribution on the next 2 percent that a participant contributes to the Plan through salary-reduction contributions. The Company makes a discretionary retirement contribution of 3 percent of compensation for each eligible participant. In addition, the Company may make an additional retirement contribution of up to 2 percent depending on the financial performance of the Company during the plan year. For 2007 and 2006, such contribution was 3 percent of participants' eligible compensation and totaled $3,894,203 and $3,780,390, net of forfeitures. The contribution is generally paid in the first quarter of the following year. Minimum contributions and maximum additions are set forth in the Plan document, as amended. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Continued

PROFIT-SHARING AND RETIREMENT PLAN OF
KASH N' KARRY FOOD STORES, INC.
NOTES TO FINANCIAL STATEMENTS
For the years ended December 22, 2007 and December 23, 2006

---

1. DESCRIPTION OF THE PLAN, continued:

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, the Company's match to participants' contributions, allocations of Company profit-sharing contributions and plan earnings, and charged with benefit payments and allocations of plan losses and administrative expenses.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Master Trust—Beginning in October 2006, the Plan's investment assets are primarily held in a Trust account at Merrill Lynch Bank and Trust Company, FSB (Merrill Lynch) (the "Custodian") and consist of an undivided interest in an investment account of the Food Lion, Inc. Master Trust (the "Master Trust"), a master trust established by Delhaize America, Inc. which is administered by Merrill Lynch (the "Trustee"). The Trustee prior to October 2006, was Princeton retirement Group and the Custodian was INVESCO National Trust Company (INVESCO). Use of the Master Trust permits the commingling of trust assets with the assets of the Food Lion, LLC Profit-Sharing and Retirement Plan and the J.H. Harvey Company, LLC Retirement Plan for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net income or loss of the investment account to the participating plans. The net investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a common collective trust, the Delhaize Group American Depository Shares Fund, and The Food Lion, LLC Master Trust Stable Value Fund as investment options for participants. In the event the participant fails to direct their investments 100%, any portion not properly directed shall be invested in the Stable Value Fund.

The Delhaize Group American Depository Shares Fund invests primarily in money market instruments and American Depository Receipts ("ADRs") representing the ordinary shares of Etablissements Delhaize Freres et Cie "Le Lion" S.A. ("Delhaize Group"), the parent company of the Company. The INVESCO Stable Value Fund is a separately managed account, which invests primarily in fully benefit-responsive guaranteed investment contracts. The crediting interest rates of the guaranteed investment contracts range from 4.50 percent to 5.47 percent and 4.39 percent to 5.55 percent at December 22, 2007 and December 23, 2006, respectively.

Vesting—Participants are vested immediately in their contributions to the associates savings portion of the Plan and the Company's safe harbor matching contributions, plus actual earnings thereon. Vesting in the Company's profit-sharing portion of their accounts is based on years of service, as defined in the Plan. A participant is 100 percent vested in the Company's profit-sharing portion after five years of service. Forfeited balances of terminated participants may be used to reduce Company contributions, pay plan expenses, or may be allocated among eligible participants in accordance with the provisions of the Plan.

Continued

1. DESCRIPTION OF THE PLAN, continued:

Participant Loans—Participants may borrow from their fund accounts a minimum of $ 1,000 up to a maximum of $50,000 or 50 percent of their vested account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the Plan Administrator. Participants may have up to two loans outstanding at any time. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Under certain circumstances as discussed in the plan document, monthly, quarterly, semiannual, or annual cash installments are also available.

Forfeited Accounts—Upon termination of employment, participants forfeit their nonvested balances. Forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions. Unallocated forfeiture balances as of December 22, 2007 and December 23, 2006 are $1,255,472 and $3,780,390, respectively, and forfeitures used to reduce employer-matching contributions for 2007 and 2006 were $3,780,390 and $4,181, respectively.

Other—Employees of the Company may become eligible to participate in other defined contribution plans sponsored by subsidiaries of Delhaize America, Inc. as a result of changes in employment between the subsidiaries. The resulting transfers of participant account balances to and from other plans have been reflected as such in the accompanying statement of changes in net assets available for benefits. During 2007, ($1,605,573) and $584,385 of participant account balances were transferred to and from the Food Lion Plan. During 2006, ($172,197) and $23,591 of participant account balances were transferred to and from the Food Lion Plan. During 2007, ($25,254) and $92,600 of participant account balances were transferred to and from the Hannaford Savings and Investment Plan. During 2006, $0 and $8,092 of participant account balances were transferred to and from the Hannaford Savings and Investment Plan.

Pension Protection Act of 2006 (the Act)—During 2006, the Pension Protection Act (the Act) was passed into law, reforming current federal legislation affecting pension plans. The Act contains provisions that impact such areas as plan reporting and disclosures, participant notification, and plan funding. This Act is required to be implemented in phases from 2006 through 2010.

The Plan Sponsor is considering changing the Plans' current default fund for investments not directed by participants, and revising the vesting schedule for employer profit sharing contributions effective for 2008 Plan year. The Plan sponsor is continuing to evaluate the effects of the Act on the Plan and will determine how to implement the new requirements to be effective for fiscal year 2008.

Continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

New Accounting Standard—The Financial Accounting Standards Board issued SFAS No. 157, "Fair Value Measurements." This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.

This accounting standard is effective for fiscal years beginning after November 15, 2007. The Plan Administrator is currently evaluating the impact of this standard and expects to adopt applicable provisions of the standard by fiscal year 2008.

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Stable Value Fund—As described in FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through the Food Lion, Inc. Master Trust. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the master trust as well as the adjustment of the investment in the master trust from fair value to contract value relating to investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Risks and Uncertainties—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, common stock, and fully benefit responsive contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Investment Valuation and Income Recognition— The Plan's investments are stated at fair value. The fair value of the plan's interest in the master trust is based on the specific interest that each plan has in the underlying participant directed investment options. The investments held by the master trust are valued as follows:

Shares of mutual funds are valued at the net asset value of shares held at year-end. Participant loans are valued at their outstanding balances, which approximate fair value. Individual assets of the synthetic investment contract (synthetic GIC) are valued at representative quoted market prices. The fair value of the wrap contract for the synthetic GIC is based on the replacement cost methodology, which represents a formula that considers the key factors underlying the fixed income portfolio and wrapper contract fees.

Purchases and sales of securities are recorded on a trade basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments other than participant loans, are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—All expenses incident to the administration of the Plan and the trust including but not limited to legal, accounting, and Trustee's fees are permitted to be paid by the Plan. The Trustee may reimburse the Company for any expense paid by the Company that would otherwise have been properly chargeable to the Plan.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

3. STABLE VALUE FUND

Objectives of the Stable Value Fund—The key objectives of the Stable Value Fund ("Fund") are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

Nature of Investment Contracts—To accomplish the objectives outlined above, the Fund invests primarily in investment wrapper contracts (also known as synthetic GICs).

Continued

3. STABLE VALUE FUND, continued

Nature of Investment Contracts, continued—In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for plan participants. The Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Calculating the Interest Crediting Rate in Wrapper Contracts—The Key factors that influence future crediting rates for a wrapper contract include:

- The level of market interest rates.
- The amount and timing of participant contributions, transfers, and withdrawals to and from the wrapper contract.
- The investment returns generated by the fixed income investments that support the wrapper contract.
- The duration of the underlying investments supporting the wrapper contract.

Wrapper contract interest crediting rates are typically reset on a monthly or quarterly basis. The wrapper contract value, as calculated by INVESCO, is zero as of 2007 and 2006.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract's interest crediting rate. In addition, participant withdrawals and transfers from the Plan are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan's Statement of Net Assets Available for Benefits as the "Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Contracts." If the Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Contracts is positive, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be applicable. If the Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Contracts is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

Continued

3. STABLE VALUE FUND, continued

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This helps to ensure that participant's principal and accrued interest will be protected.

Average Yields Earned—During 2007 and 2006, the average yield earned by the Master Trust for all fully benefit-responsive investment contracts was 5.277% and 5.038%, respectively. The average yield earned by the Master Trust for the fully benefit-responsive investment contracts with an adjustment to reflect the actual interest rate credited to participants during 2007 and 2006, was 4.854% and 5.089%, respectively.

Events That Limit the Ability of the Fund to Transact at Contract Value—In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include: termination of the plan, a material adverse change to the provisions of the plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-of or sale of a division) do not meet the wrapper contract issuer's underwriting criteria for issuance of a clone wrapper contract.

The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Issuer-Initiated Contract Termination—Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the plan's loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

4. INTEREST IN MASTER TRUST

The investments of the Master Trust at December 22, 2007 and December 23, 2006 are summarized as follows:

Investments:	2007		2006	
Mutual funds:				
American Growth Fund of America	$ 33,688,879		$ 29,223,823	
American Century Large Company Value Fund	8,110,825		8,453,643	
Goldman Sachs Small MID CAP Growth Fund	70,883,090	*	59,149,182	*
Excelsior Value and Restructuring Fund	107,850,812	*	103,791,740	*
Royce Pennsylvania Mutual Fund	11,815,024		11,583,316	
American Europacific Growth	79,561,219	*	68,466,865	*
PIMCO Total Return Class	21,621,633		18,675,469	
MFS Total Return Fund Class A	56,663,314	*	57,550,647	*
Food Lion, LLC Master Trust Stable Value Fund	411,043,806	*	411,177,556	*
Delhaize Group American Depository Shares Fund	70,801,377	*	71,020,480	*
Common collective trust —IRT 500 Index Fund	33,006,269		31,766,090	
Participant loans	74,971,628	*	67,741,886	*
Total investments	$ 980,017,876		$ 938,600,697	
Plan's interest in net assets of Master Trust	$ 105,495,166		$ 101,538,423	
Plan's interest in Master Trust as a percentage of the Total	11%		11%	

*Investments that represent 5% or more of net assets available for benefits.

The investment income of the Master Trust for the years ended December 22, 2007 and December 23, 2006 are summarized as follows:

	2007	2006
Dividend and interest income	$ 102,923,067	$ 57,953,263
Net (depreciation) appreciation in fair value of investments:		
Mutual funds	(36,190,564)	11,648,856
Common collective trust	166,860	2,918,937
ADRs held by Delhaize Group American Depository Shares Fund	(2,921,336)	8,866,520
Net (depreciation) appreciation in fair value of investments	(38,945,040)	23,434,313
Net investment income of Master Trust	$ 63,978,027	$ 81,387,576

Continued

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 22, 2007 and December 23, 2006, the Plan held 290,192 and 335,109 units, respectively, of the Delhaize Group American Depository Shares Fund, with a cost basis of $3,911,360 and $4,141,646, respectively.

During 2006, certain plan investments were shares of mutual funds and a common collective trust managed by the previous Custodian, an affiliate of the previous Trustee and, therefore, these transactions qualified as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. During 2007, there were no party-in-interest transactions related to investments.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 21, 2004 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the tax determination letter; however, the plan administrator and the plan's legal counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Concluded

SUPPLEMENTAL SCHEDULE OF SELECTED FINANCIAL DATA

PROFIT-SHARING AND RETIREMENT PLAN OF
KASH N' KARRY FOOD STORES, INC.
FORM 5500, SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
As of December 22, 2007

EIN # 94 - 4161591
Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Various participants	Participant loans (maturing 2008 to 2016 at interest rates of 5.00% to 11.50%)	**	$ 8,402,755

* Permitted party-in-interest

**Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plan Committee authorized by the Board of Directors of Delhaize America, Inc. has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFIT-SHARING AND RETIREMENT PLAN
OF KASH N' KARRY FOOD STORES, INC.



Date: June 18, 2008

By: ______________________
Name: Pat Fulcher
Member of the Benefit Plan Committee

EXHIBITS

The following Exhibit is being filed with this Annual Report on Form 11-K:

Exhibit Number	Exhibit
23.1	Consent of Independent Accountants, Milligan and Company, LLC



& COMPANY, LLC
Consultants and Certified Public Accountants

Meeting the Toughest Challenges. Inspiring Confidence.℠

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-59686 of Etablissements Delhaize Frères et Cie "Le Lion" (Groupe Delhaize) on Form S-8 of our report dated June 18, 2008, appearing in this Annual Report on Form 11-K of the Profit-Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc. for the year ended December 22, 2007.

Milligan & Company LLC

Milligan and Company, LLC
Philadelphia, PA
June 18, 2008

END

105 N. 22nd Street, Philadelphia, PA 19103 p: 215-496-9100 f: 215-496-0980 www.milligancpa.com
New Jersey p: 856-964-0049 Maryland p: 410-732-4626 Washington, DC p: 202-223-5550